United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On May 21, 2015, at 9:30 am, Messrs. Dan Conrado - Chairman of the Board, Sérgio Alexandre Figueiredo Clemente — Vice-Chairman, Marcel Juviniano Barros, Gueitiro Matsuo Genso, Tarcísio José Massote de Godoy, Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Hiroyuki Kato, Lucio Azevedo, and the alternate Mr. Victor Guilherme Tito, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “ELECTION AND ATTRIBUTIONS OF THE BOARD OF EXECUTIVE OFFICERS — The Board of Directors resolved to reelect Mr. MURILO PINTO DE OLIVEIRA FERREIRA, Brazilian, married, administrator, bearer of the identity card number 004.922.272-2 issued by IFP/RJ, enrolled at the Brazilian Taxpayer Registry (CPF/MF) under number 212.466.706-82, as Chief Executive Officer of Vale, and according to his indication, as per article 26, paragraph 1, of the By-Laws, the Board of Directors decided (a) to reelect the current Executive Officers of Vale with the following attributions: Messrs. GALIB ABRAHÃO CHAIM, Brazilian, married, mining engineer, bearer of the identity card number 29820106-2 issued by DETRAN/RJ, enrolled at CPF/MF under number 132.019.646-20, as Executive Officer responsible for Capital Projects Implementation; GERD PETER POPPINGA, Brazilian, married, geologist, bearer of the identity card number 04111521-3 issued by IFP/RJ, enrolled at CPF/MF under number 604.856.637-91, as Executive Officer responsible for Ferrous; HUMBERTO RAMOS DE FREITAS, Brazilian, married, metallurgical engineer, bearer of the identity card number MG211063 issued by SSP/MG, enrolled at CPF/MF under number 222.938.256-04, as Executive Officer responsible for Logistics and Mineral Research; LUCIANO SIANI PIRES, Brazilian, married, mechanics engineer, bearer of the identity card number 07670915-3 issued by IFP/RJ, enrolled at CPF/MF under number 013.907.897-56, as Executive Officer responsible for Finance; ROGER ALLAN DOWNEY, Brazilian, married, administrator, bearer of the identity card number 13169366-5 issued by IFP/RJ, enrolled at CPF/MF under number 623.291.626-34, as Executive Officer responsible for Fertilizers, Coal and Strategy; and VÂNIA LUCIA CHAVES SOMAVILLA, Brazilian, married, civil engineer, bearer of the identity card number 1.169.974 issued by SSP/MG, enrolled at CPF/MF under number 456.117.426-53, as Executive Officer responsible for Human Resources, Health & Safety, Sustainability and Energy; all of them with business address at 26 Graça Aranha Avenue, 18º floor, at the City of Rio de Janeiro, RJ; and (b) indication of Mrs. JENNIFER ANNE MAKI, Canadian, single, accountant, bearer of Canadian passport No. BA779245, enrolled at CPF/MF under number 063.119.857-13, with commercial residency at 200 Bay

Street, Royal Bank Plaza, suite 1600, South Tower, Toronto, Canada, as Executive Officer responsible for Vale’s Base Metals sector, provided that her investiture in office is conditioned upon the issuance of the competent visa and obtainment of work permit issued by the Labor and Employment Ministry  (Ministério do Trabalho e Emprego); all of the above mentioned Executive Officers will have a two-year term, effective then May 26, 2015. The Executive Officers reelected herein, have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Moreover, pursuant to Article 14, section III of the By-Laws, the Directors approved that the Executive Officer LUCIANO SIANI PIRES may also fill the role of Investor Relations.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, May 21, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Director of Investor Relations
Date: May 21, 2015